Cover - blue background with picture of "Tiger Bank" with the words:

Brenton Bank
One Bank,
Unlimited Opportunities
BRENTON BANKS, INC.
1995 Annual Report

After 114 years of growth and success, we have become one. Brenton Bank is now one bank instead of many. We share one vision instead of many. We are better positioned than ever before to build on our long heritage of service, strength and leadership. And a world of opportunities await.

Brenton Banks, Inc. is Iowa's largest, home-based bank holding company, with $1.6 billion in assets and 45 offices serving metropolitan markets and regional economic centers across the state. The Company offers a complete range of financial products and services -- including retail, agricultural and commercial banking; trust and investment management services; investment, insurance and real estate brokerage; mortgage banking; cash management and international banking services, as well as our own proprietary mutual funds. The Company's stock trades on the NASDAQ national market system under the symbol BRBK or BrentB.

CONTENTS
Financial Highlights                        1
Message To Our Shareholders                 2
A Closer Look                               8
Management's Discussion and Analysis        12
Consolidated Average Balances and Rates     18
Selected Financial Data                     19
Consolidated Financial Statements and Notes 20
Management's Report                         35
Independent Auditor's Report                35
Stock Information                           36
Corporate Structure                         37
Board Of Directors                          38
Brenton Banks and Locations                 39

On the cover: Derek Johnson and Kristi Sickels, students at Marshalltown's J.C. Hoglan Elementary School, learn the benefits of saving from Brenton Bank's Diane Gilliland. Hoglan School's "Tiger Bank", which began in 1994 as a result of a business partnership between Brenton Bank and Hoglan School, underscores our commitment to serving local communities and helping children build futures of unlimited opportunity.

ONE BANK, UNLIMITED OPPORTUNITIES   Nineteen Ninety Five Annual Report

FINANCIAL HIGHLIGHTS

Brenton Banks, Inc. and Subsidiaries

                                   1995            1994          1993
Operating Results
Net interest income         $   53,332,143      55,450,526     54,228,718
Provision for loan losses        1,864,801       1,987,909      1,251,588
Total noninterest income        17,846,740      16,592,988     17,863,271
Total noninterest expense       55,051,267      56,656,922     50,414,942
Income before income taxes
 and minority interest          14,262,815      13,398,683     20,425,459
Net income                      10,407,354      10,107,387     14,249,970

Per Common and Common
 Equivalent Share***
Net income                  $         1.34            1.27           1.80
Cash dividends                         .45             .44            .40
Book value, including
 unrealized gains (losses)*          15.62           14.03          14.27
Book value, excluding
 unrealized gains (losses)**         15.44           14.68          13.88
Closing bid price                    21.25           18.25          17.50

At December 31
Assets                      $1,582,779,320   1,581,326,849  1,480,596,046
Loans                          910,193,212     970,214,498    875,881,387
Nonperforming loans              5,619,000       5,022,000      4,013,000
Deposits                     1,361,942,715   1,340,283,110  1,294,363,694
Common stockholders'
 equity*                       119,533,631     110,430,345    112,417,665

Ratios
Return on average common
 stockholders' equity (ROE)           9.04%           9.03          13.82
Return on average assets
 (including minority
 interest)(ROA)                        .71             .70           1.04
Net interest margin                   3.89            4.12           4.28
Net noninterest margin               (2.38)          (2.61)         (2.31)
Primary capital to assets**           8.40            8.18           8.31
Tier 1 leverage capital
 ratio**                              7.45            7.23           7.36
Nonperforming loans as a
 percent of loans                      .62             .52            .46
Net charge-offs as a
 percent of average loans              .18             .10            .05
Allowance for loan losses
 as a percent of non-
 performing loans                   197.01          217.30         244.65


* including unrealized gains (losses) on assets available for sale. ** excluding unrealized gains (losses) on assets available for sale. *** restated for the May 1994, 3-for-2 stock split.

Message To Our Shareholders

Analysts may argue the point. But from our perspective, the most important number in this entire document may be the smallest number of all.

     One.

Because in 1995, the 13 community banks of Brenton Banks, Inc. became one. Together with our Ames savings bank, we adopted a single, unified vision of the future. We became one team of financial professionals, dedicated to providing the highest quality products and services for our neighbors and colleagues across the state of Iowa. We planned, invested and accomplished much, as we positioned your Company for significant growth and success in the months and years ahead. Along the way, we produced positive financial results.

 Net income for 1995 rose 3.0 percent to $10.407 million, compared to $10.107 million in 1994. Earnings per common share were $1.34, up 5.5 percent from $1.27 for the prior year. The increase in earnings per share was partially due to the Company's repurchase of 258,000 shares under our common stock repurchase plan. During the year, stockholders' equity grew
8.2 percent to $119.534 million, compared to $110.430 million on December 31, 1994. Book value per common and common equivalent share, increased to $15.62, up 11.3 percent from $14.03 for the previous year.

 Overall asset quality remained strong, with nonperforming loans of just .62 percent of total loans. On December 31, 1995, the reserve for loan losses stood at a solid 197.01 percent of nonperforming loans and 1.22 percent of total loans. For the year, net interest income declined 3.8 percent to $53.332 million, compared to $55.451 million for 1994. The net interest margin fell to 3.89 percent for 1995, compared to 4.12 percent for the prior year. The lower margin resulted from interest-bearing liability rates rising faster than rates for interest-earning assets.

To better control future interest rate risk and improve earnings performance, management began to revise the loan portfolio's composition in 1995, selling portfolio real estate loans and developing more commercial and direct consumer loan business. Our "Strategy for Success" calls for significant lending growth in 1996, thanks to the increased lending capacity created by the merger, as well our growing ability to serve more customers in each of our communities.

Graph showing Net Income Per Common Share (1991-1995):

                          91     92     93     94     95
                          $1.50  1.67   1.80   1.27   1.34

Graph showing Dividends Per Common Share (1991-1995):

                          91     92     93     94     95
                          $0.32  0.35   0.40   0.44   0.45

Graph showing Total Assets (in millions) (1991-1995):

                          91     92     93     94     95
                          $1,361 1,431  1,481  1,581  1,583

Picture of banker with a customer and the words:

     We planned, invested and accomplished much, as we positioned your company for significant growth and success in the months and year ahead.

Caption to picture reads:

Don Van Houweling, President, Van Wall Equipment, Inc. in Perry visits with Marc Meyer, President - Brenton Agricultural Banking and Brenton Bank - Perry. Brenton was founded as an ag banking company in 1881, and our long experience in serving the needs of both production agriculture and agribusiness has enabled us to develop quality products and services that add value for our customers.

Picture of Bank President and community leader.  Caption to picture reads:

Working in partnership with other community leaders, Craig Agan, Marketing Director of Knoxville's National Sprint Car Hall of Fame and Mike Cruzen, President, Brenton Bank - Knoxville, have helped create a winning image of the city for racing fans across America.

 Serving more customers more profitably is at the very heart of our strategic plan, which recognizes not only the growing global competition in today's financial services industry, but also the unique opportunities Brenton enjoys as Iowa's largest home-based banking company. For more than 114 years, no other company has been more committed to serving the needs of Iowa farmers, businesses, families and communities. In 1995, our unmatched experience translated into a number of initiatives designed to ensure our ongoing leadership well into the 21st century.

The Company merged its 13 commercial banks into a single bank with a unified mission and clear set of objectives. We elected a new, "One Bank" board of directors representing the diverse needs and experience of clients across Iowa. By consolidating certain operations, streamlining management and combining assets, Brenton became better positioned to serve and to prosper. Cost savings in many areas have already been realized and efficient new processes and technologies are now in place.

As part of the merger process, the Company established a line of business management structure designed to help customers profit from our expertise in a wide range of financial areas -- including commercial and agricultural banking, retail banking, trust and investment management services, private banking, mortgage banking, investment, insurance and real estate brokerage. Rather than a company of banking generalists, we have become a statewide resource of financial services specialists, enabling us to bring additional value to every customer relationship. As part of this effort, we are making -- and will continue to make -- significant investments in educating and motivating our people to forge new partnerships, create new efficiencies and deliver higher quality products and services.

 By developing alternative delivery systems and consolidating backroom and support operations, your Company began to realize additional economies of scale in 1995, while freeing local bankers to focus on their customers and become even more involved in their communities. Two additional grocery store branches were opened in Iowa City and Cedar Rapids. Brenton Direct, a new telephone banking center, was developed and staffed to provide higher levels of service and

Words centered in the middle of the page:

Rather than a company of banking generalists, we have become a statewide resource of financial services specialists, enabling us to bring additional value to every customer relationship.

expanded hours of operation, including evenings and weekends. We expanded and enhanced the diversified commercial services area, which provides cash management and other valuable banking services for commercial customers.

 Several of these initiatives produced immediate returns, with 1995 noninterest income growing by 5.4 percent to $17.850 million, excluding securities gains and losses. Brokerage commissions rose 5.7 percent, due to a strong market and higher volume. Service charges on deposits grew 2.3 percent. Insurance commissions and fees jumped 10.6 percent, as a result of both higher sales of credit-related insurance and increased insurance agency sales. Fiduciary revenues were up 12.2 percent, thanks to increased volumes in personal trusts, investment management fees and employee benefit plans.

Noninterest expenses for the year fell 2.8 percent to $55.051 million, compared to $56.657 million for 1994. a one time $2.6 million restructuring charge related to the implementation of the Company's strategic plan was taken in 1994. Results for 1995 included savings in salaries and employee benefits, lower FDIC premium assessments on deposits and a reduction in data processing costs. These savings were partially offset by increased occupancy expenses related to new bank facilities in Ames, Ankeny and Davenport and new branch openings in Iowa City and Cedar Rapids, as well as $1.8 million in consulting and professional fees tied to the merger and restructuring.

 To say that we literally reinvented our business in 1995 would be an understatement. And in 1996 and beyond, shareholders, customers and employees alike, will benefit from the efficiencies, opportunities and advantages created through our merger and restructuring. More than a simple consolidation for economy's sake, the new Brenton organization represents a rededication to the spirit and philosophies that have served us so well through the years. Building shareholder value. Serving customers and communities well. Being a leader in local economic development. And setting our sights on a future even stronger than our past.

If you're searching for a banking organization that can serve your long-term objectives of service, value, growth, experience and true partnership, look no further than Brenton.


     We are the one.

/s/
C. Robert Brenton
Chairman of the Board


/s/
Robert L. DeMeulenaere
President

Picture of banker and community leader looking at blueprints in an office. Caption to picture reads:

John Hand, President, Brenton Bank - Emmetsburg and Dave Nixon, Campaign Chairman for the Wellness Center Project, review blueprints for the city's new library and wellness center complex. The facility, which will be located in a single building on the Iowa Lakes Community College campus, will serve local residents and help attract new economic development to the area. Brenton Bank participated in the planning and fundraising efforts and purchased $620,000 in municipal bonds that helped finance the project.

Words on blue background following picture reads:

More than a simple consolidation for economy's sake, the new Brenton organization represents a rededication to the spirit and philosophies that have served us so well through the years.

A CLOSER LOOK: Implementing Our Strategy For Success

It's a classic case of high tech, high touch.

 On the one hand, customers want access to banking products and services outside of regular banking hours. For certain activities or to seek information, they'd rather call on the phone than visit a branch. And who can blame them? On the other hand, personal bankers have long been chained to their desks by paperwork and regulatory details. Without question, their time could be better spent getting to know and understand the needs of our customers -- and serving them well.

In 1995, Brenton made significant investments in technology and process improvements designed to provide better service for customers, greater efficiency for our enterprise and additional opportunities for our local bankers to become more involved in their communities.

 Brenton's new 28,000 sq. ft. Operations & Technology Center consolidates technical and customer support services for all 45 offices in a single location. The facility, which also houses the Company's data processing partner, handles collections, loan and deposit support, statementing, lockbox services and more. It is also home to Brenton Direct, a new telephone banking center, which is on the leading edge of our "Strategy for Success."

Much more than an automated information line, Brenton Direct is a resource of personalized information and service. It is staffed by experienced banking professionals who are available to serve customer needs during and after normal banking hours, including evenings and weekends. In addition to helping existing customers, Brenton Direct is positioned to help the Company attract new customers in new communities, enabling us to serve our entire Iowa market. The facility, which began operation in April, 1995, is already handling an average of 30,000 calls per month.

 Working in partnership with local community boards of directors, Brenton will continue its long heritage of providing leadership in local economic development. Brenton bankers have always lived and worked in the communities we serve, and we have always stood ready to contribute time, effort and financial resources to worthwhile local groups, projects and activities. We will continue to share, participate and invest in our communities. Indeed, our commitment is even stronger than it has been in the past.

 Strong growth in direct consumer lending is forecast for 1996, as our company-wide retail banking strategy becomes fully implemented. The plan calls for local bank presidents to lead our efforts

Words centered in the middle of the page:

We are committed to getting closer to our customers and communities -- to listening, serving, and satisfying all of their financial needs.

to proactively reach out to current and prospective customers through personal calling, targeted direct mail and telephone follow-up. We are committed to getting closer to our customers and communities -- to listening, serving and satisfying all of their financial needs. The development of new support processes and personnel frees front line bankers to become fully involved in this effort.

 Led by commercial loan growth and higher cash management revenues, the commercial side of our business experienced substantial growth in 1995, particularly in the metropolitan markets of Des Moines, Davenport, Cedar Rapids and Ames. We expect this growth to continue in 1996, as we provide more training, support and incentives for our commercial officers. Brenton offers a full line of commercial banking products and services, from lending and cash management to international services. In partnership with our Trust Division, we also work to provide a strong package of employee benefit and corporate trust products and services.

 By establishing a separate line of business for agricultural banking, the Company continued to build on its 114-year heritage of service to Iowa farmers and agribusinesses. Our roots are in agricultural banking. We know the business of farming. And our experienced ag banking officers work to develop long-term, mutually profitable partnerships with our farm customers. On November 11, 1995, the Brenton Center for Agricultural Instruction and Technology Transfer was dedicated at Iowa State University in Ames. The center, which was supported in part through a gift from the Brenton family, is a resource of information, instruction and outreach services for students, farmers and agri-businesses across Iowa and around the world.

 Increased volumes in employee benefit plans, personal trusts and investment management fees produced 12.2 percent growth in fiduciary revenues during 1995. Working in partnership with personal bankers and commercial officers, Trust is projecting even stronger growth in the year ahead. With our proven record of customer service and investment performance, Brenton is well positioned to serve the expanding 401(k) market. Assets in Brenton's four proprietary mutual funds totaled more than $103 million at year-end 1995.

 While total mortgage volume was down in 1995, primarily due to a slowdown in refinancing, we project substantial growth in 1996, as rates continue to trend lower. We also

Words centered in the middle of the page:

On November 11, 1995, the Brenton Center for Agricultural Instruction and Technology Transfer was dedicated at Iowa State University in Ames.

expect to profit from last year's restructuring of our mortgage operations. We consolidated processing from 14 bank locations to two regional processing centers. The recent conversion to new servicing software and the purchase of laptop computers has positioned our originators to get away from their desks and go out in the field to develop new business. We introduced an alternative documentation system that enables us to approve loans in four days or less, subject to appraisals. In addition, we are now retaining the servicing rights to most residential loans that we originate. As a result, we not only realize the full economic value of the servicing process, we also maintain valuable customer contact over the full life of the loan.

 Our full-service investment broker-dealer continues to grow, with revenues increasing by 5.7 percent in 1995. The operation provides a full range of investment products to serve client needs -- including stocks, unit investment trusts, individual bonds, mutual funds, insurance and annuities. Brenton investment executives focus on planning and tailoring total financial solutions. The objective is to create long-term, mutually rewarding relationships with current and prospective customers.

 Brenton Insurance, our independent agency, produced double-digit growth for the third consecutive year. Working out of free-standing offices as well as in-bank locations, the operation markets personal and commercial lines of property and casualty coverages, life and health insurance and selected group plans. The growth of our insurance business reflects your Company's objective to serve the total financial needs of our customers. Significant additional insurance revenue is budgeted for 1996.

 At Brenton, our greatest strength has always been our people. That is why, each year, we celebrate their success and recognize their accomplishments. At our One Bank Celebration on November 18, we honored the following individuals and banks for their outstanding efforts and contributions to the overall success of our enterprise: Deb Hall of Cedar Rapids, Outstanding Teller; Myrna Bayer of Marshalltown, Outstanding Customer Service Person; Joyce Larson of Brokerage, Outstanding Sales Person; Allen Shafer of Cedar Rapids, Outstanding Lender; LaRae Bouchard of Operations and Technology, Outstanding Administrative/Financial/Support Person; and John Maier of Brenton Mortgage, Outstanding Administrative/Financial/Support Person. The Brenton Award of Progress was presented to our Clarion bank. Marshalltown was named our Outstanding Bank for 1995.

Words centered in the middle of the page:

The objective is to create long-term, mutually rewarding relationships with current and prospective customers.

Bankers meeting customer at customer's hardware store. Caption to picture reads:

Jerry Logan, President, Logan Contractors Supply, Inc., meets with Woody Brenton, President - Commercial Banking and Doug Schulte, Assistant Vice-President, Brenton Trust Division. From commercial lending and cash management programs to employee benefits and insurance services, Brenton provides a complete package of sophisticated financial products and services for business customers across Iowa.

Management's Discussion and Analysis

For 1995, Brenton Banks, Inc. and subsidiaries (the "Company") reported net income of $10,407,354 compared to 1994 earnings of $10,107,387.

 Capital Resources Common stockholders'equity totaled $119,533,631 as of December 31, 1995, an 8.2 percent increase from the prior year. This increase was primarily due to current year earnings and the equity adjustment required by Statement of Financial Accounting Standard (SFAS)
No. 115. Under this accounting standard, which was adopted December 31, 1993, the method of classifying investment securities is based on the Company's intended holding period. Accordingly, securities that the
Company may sell at its discretion prior to maturity are recorded at their fair value. The aggregate unrealized net gains or losses (including the income tax and minority interest effect) are recorded as a component of stockholders' equity. At December 31, 1995, aggregate unrealized gains from assets available for sale totaled $1,358,402, while at December 31, 1994, aggregate unrealized losses totaled $5,117,046. This resulted in a net increase of $6,475,448 in common stockholders' equity in 1995. The Board of Directors increased 1995 dividends to common stockholders 2.3 percent over 1994 to $.45 per share, a dividend payout ratio of 33.6 percent of earnings per share. Dividends for 1995 totaled $3,498,220. As part of the
Company's ongoing stock repurchase plan, the Board of Directors authorized additional stock repurchases of $5,000,000 of the Company's common stock in 1995. For the year ended December 31, 1995, the Company repurchased 258,133 shares at a total cost of $4,830,111. The Board has extended this plan for 1996. The Company's risk-based core capital ratio was 11.60 percent at December 31, 1995, and the total risk-based capital ratio was 12.69 percent. These ratios exceeded the minimum regulatory requirements of 4.00 percent and 8.00 percent, respectively. The Company's tier 1 leverage ratio, which measures capital excluding intangible assets, was 7.45 percent at
December 31, 1995, exceeding the regulatory minimum requirement range of 3.00 to 5.00 percent. Each of these capital calculations excludes unrealized gains
or losses on assets available for sale.   The debt-to-equity ratio of Brenton
Banks, Inc. (the "Parent Company") was 10.4 percent at December 31, 1995, compared to 11.5 percent at the end of 1994. This decrease was primarily due to higher equity created by the SFAS 115 adjustment and current year earnings. The Parent Company's $2 million line of credit with a regional bank was unused throughout 1995. Long-term borrowings of the Parent Company at December 31, 1995 consisted entirely of $12,435,000 of capital notes.
Brenton Banks, Inc. common stock closed 1995 at a bid price of $21.25 per share, representing 136 percent of the book value per share of $15.62. The year-end stock price represented a price-to-1995-earnings multiple of 15.9 times. Brenton Banks, Inc. continues to pursue acquisition and expansion opportunities that strengthen the Company's presence in current and new markets. There are currently no pending acquisitions that would require Brenton Banks, Inc. to secure capital from public or private markets.

 Asset-Liability Management The Company has a fully integrated asset-liability management system to assist in managing the balance sheet. This system performs simulations of the effects of various

Graph showing Primary Capital Ratio (1991-1995):

                    1991   1992   1993   1994   1995
                    7.23%  7.67   8.31   8.18   8.40

Graph showing Tier 1 Leverage Capital Ratio (1991-1995)

                    1991   1992   1993   1994   1995
                    6.21%  6.71   7.36   7.23   7.45

Graph showing Net Interest Margin (1991-1995):

                    1991   1992   1993   1994   1995
                    4.04%  4.23   4.28   4.12   3.89

interest rate scenarios on net interest income and is used to project the results of alternative investment decisions. Management performs analysis of the simulations to manage interest rate risk, the net interest margin and
levels of net interest income.   The asset-liability simulations indicate
that net interest income will be maximized in a stable interest rate environment. The Company currently believes that net interest income would fall by less than 5 percent if interest rates immediately increased or decreased by 300 basis points, which is within the Company policy limit.
Many steps have been taken over the past year to restructure the Company's balance sheet in a way that will lessen the impact of interest rate fluctuations on net interest income. The Company has increased its variable rate consumer loans by $33.4 million since December 31, 1994. The Company has also reduced its reliance on residential real estate loans with longer repricing periods. This was done by securitizing approximately $56 million of these loans during 1995. As of December 31, 1995, $26 million of these loan pools had been sold at a loss of approximately $400,000, and $30 million were held in the Company's available for sale investment portfolio. In addition to normal balance sheet instruments, the Company has utilized Federal Home Loan Bank borrowings and interest rate swaps to reduce interest rate risk.

 Liquidity The Company actively monitors and manages its liquidity position with the objective of maintaining sufficient cash flows to fund operations and meet customer commitments. Federal funds sold, loans held for sale and investments available for sale are readily marketable assets. Maturities of all investment securities are managed to meet the Company's normal liquidity needs. Investment securities available for sale may be sold prior to maturity to meet liquidity needs, to respond to market changes or to adjust the Company's interest rate risk position. Federal funds sold and assets available for sale comprised 28.0 percent of the Company's total
assets at December 31, 1995.   Net cash provided from operations of the
Company is another major source of liquidity and totaled $14,991,191 in 1995, $16,279,907 in 1994 and $20,429,680 in 1993. These strong cash flows from operations are expected to continue in the foreseeable future. The Company has historically maintained a stable deposit base and a relatively low level of large deposits which results in low dependence on volatile liabilities.
At December 31, 1995, the Company had borrowings of $28,150,000 from the Federal Home Loan Bank of Des Moines as a means of providing long-term, fixed-rate funding for certain fixed-rate assets and managing interest rate risk. The combination of high levels of potentially liquid assets, strong cash flows from operations and low dependence on volatile liabilities provided strong liquidity for the Company at December 31, 1995. The Parent Company, whose primary funding sources are management fees and dividends from its subsidiaries, had sufficient cash flow and liquidity at December 31, 1995. Dividends of approximately $15 million were available to be paid to the Parent Company by subsidiary banks without reducing capital ratios below regulatory minimums. At the end of 1995, the Parent Company had $7.5 million of short-term investments, as well as additional borrowing capacity.

 Results of Operations - 1995 Compared to 1994 Net Income For the year ended December 31, 1995, Brenton recorded net income of $10,407,354. Earnings per common share were $1.34 compared to $1.27 for 1994. The Company's total assets were consistent with 1994 levels of $1.6 billion on December 31, 1995. Return on average assets (ROA) was .71 percent in 1995, compared to .70 percent in 1994. The return on average equity (ROE) was
9.04 percent, compared to 9.03 percent one year earlier.

 Net Interest Income Net interest income declined $2,118,383 or 3.8 percent to $53,332,143 for 1995. Although average earning assets increased 1.3 percent from 1994, average interest-bearing liabilities increased 2.7 percent. In addition, the average rate earned on earning assets rose 55 basis points, while the average rate paid on interest-bearing liabilities increased 83 basis points. The net interest spread, which is the difference between the rate earned on assets and the rate paid on liabilities, fell to 3.41 percent from
3.69 percent last year. Net interest margin, which is tax equivalent net interest income as a percent of average earning assets, declined 23 basis points in 1995 and averaged 3.89 percent, compared to 4.12 percent in 1994. The Company does not expect further net interest margin compression. With the focus on commercial and consumer loan growth, the goal is for improvement in net interest income and net interest margin.

 Loan Quality  Brenton's loan quality remained strong in 1995. The
Company's nonperforming loans were a low 0.62 percent of loans or $5,619,000 at December 31, 1995, up from $5,022,000 or 0.52 percent one year ago. Nonperforming loans include loans on nonaccrual status, loans that have been renegotiated to below market interest rates or terms, and loans past due 90 days or more. The increase in nonperforming loans from one year ago was due to an increase in commercial and consumer loans that were 90 days or more past due.  Nonaccrual and renegotiated loans are below the levels of one year ago.  The allowance for loan losses, which totaled $11.1 million, represented 197.01 percent of nonperforming loans at the end of 1995, compared to 217.3 percent one year ago. The provision for loan losses totaled $1,864,801 for the year ended December 31, 1995, compared to $1,987,909 for 1994. The Company's net charge-offs to average loans were
0.18 percent for 1995 compared to 0.10 percent for 1994. Loan losses for 1995
were concentrated in the consumer loan portfolio.   Quality control and risk
management are carefully balanced with goals for loan growth. The Company has a formal structure for reviewing and approving new loans, with all loans greater than $1,000,000 being approved by the senior loan approval committee. Documentation and loan quality reviews are performed routinely by internal loan review personnel, as well as by regulatory examiners. The allowance for loan losses represents the reserve available to absorb potential loan losses within the loan portfolio. The allowance is based on management's judgment after considering various factors such as the current and anticipated economic environment, historical loan loss experience, and most importantly, the evaluation of individual loans by lending officers and internal loan review personnel. Using a standard evaluation process, individual loan officers evaluate loan characteristics, the borrower's financial condition and collateral values. From these assessments, the Reserve Adequacy Committee reviews the loan portfolio quality, quantifies the results and reviews the calculations of the required allowance for loan losses. In addition, the Reserve Adequacy Committee approves charge-offs and subsequent collection and action plans for problem credits. Management believes the allowance for loan losses at December 31, 1995, was sufficient to absorb all potential loan losses within the portfolio, recognizing that the adequacy of the reserve is subject to future economic
events and uncertainties.   Beginning January 1, 1995, the Financial
Accounting Standards Board mandated a standard that fundamentally changed certain accounting procedures for impaired loans, including the determination of the allowance for loan losses and financial disclosures. This new Standard has not had a material effect on the financial statements of the Company.

 Net Noninterest Margin To measure operating efficiency, the Company uses the net noninterest margin, which is the difference between noninterest income and noninterest expense as a percent of

Graph showing Return on Average Assets (1991-1995):

                        1991   1992   1993   1994   1995
                        0.93%  0.98   1.04   0.70   0.71

Graph showing Return on Average Equity (1991-1995):

                        1991   1992   1993   1994   1995
                        14.27% 14.13  13.82  9.03   9.04

average assets. For 1995, the net noninterest margin was (2.38) percent compared to (2.61) percent in 1994. Although this is a positive trend, the Company is aggressively working on further reductions by developing fee-based services and reducing the growth of operating expenses.

 Noninterest Income  Generating noninterest income is a key component to the Company's earnings performance, particularly when lower net interest margins cause reductions in net interest income. For 1995, total noninterest income (excluding securities transactions) increased 5.4 percent to $17,849,743 from $16,932,612 one year ago. The increases were seen in substantially all noninterest income categories. Service charges on deposit accounts rose 2.3 percent in 1995, compared to one year earlier.
This increase occurred in the fourth quarter of 1995, when the Company implemented standardized service charges and initiatives to reduce the amount of waived charges and fees. Insurance commissions and fees increased 10.6 percent to $2,339,817 in 1995. This was due to higher sales of credit-related insurance and higher sales from insurance agency operations. Secondary market real estate loan income also rose and posted a 22.9 percent increase from one year earlier. Secondary market income for 1995 totaled $1,153,066.
Fiduciary income rose 12.2 percent to $2,425,105 in 1995 compared to $2,160,492 in 1994. This increase was due to a growing customer base in the areas of personal trusts, investment management, employee benefit plans and the Brenton Family of Mutal Funds. Higher revenues were the result of this
growth and favorable market conditions.   Securities transactions created an
additional increase in noninterest income. Securities losses for 1995 totaled $3,003 compared to 1994 losses of $339,624. Offsetting the overall increase in noninterest income was a 20.6 percent decline in other operating income. The major cause for the decline was $232,454 of net losses on the sale of loans in 1995 compared to 1994 gains of $167,519.

 Noninterest Expense Total noninterest expense decreased 2.8 percent in 1995 to $55,051,267 from $56,656,922 one year ago. Included in 1994 expense was a one-time restructuring charge of $2,645,000. The restructuring charge was taken to cover costs related to the Company's strategic plan that included consolidating the Company's 13 commercial banks, reducing Brenton's overall personnel levels and closing selected banking branches. A summary of the estimated costs expensed in 1994 and the actual costs incurred in 1995 follows:

                             1994 Estimated Costs    1995 Actual Costs
Salaries and wages             $1,089,000              $  565,263
Employee benefits                 289,000                  83,409
Occupancy expenses                192,000                    --
Data processing expense           527,500                 389,432
Abandonment losses                267,000                 164,945
Legal, regulatory and other       280,500                 409,085
                               $2,645,000              $1,612,134

The difference between the estimated costs recorded in 1994 and the actual costs incurred was reversed, thereby reducing or charging the above expense categories in 1995. The major restructuring charge reversals occurred in salaries and wages and employee benefit categories. The actual costs were well below original estimates due to employee attrition, which assisted in meeting necessary salary reductions without incurring severance. In addition, occupancy costs and abandonment losses were lower than original estimates. This was due to a planned branch closing that did not occur in 1995, but is expected to occur in 1996. Another branch which was expected to be abandoned was sold with the Company incurring no loss. Salary expense declined approximately $710,000 from one year ago after eliminating the effects of the restructuring charge, due to overall staff reductions. The number of full-time equivalent employees decreased by 13.6 percent when comparing year-end 1995 personnel levels to year-end 1994. The decrease in salaries was offset by increases in incentives, insurance sales commissions and executive compensation plan expenses. The reductions in salaries and wages led to a proportionate decline in employee benefits. The increases in occupancy and furniture and equipment expense were due primarily to rents and depreciation for new and renovated banking offices in Ames, Ankeny, Cedar Rapids, Davenport and Iowa City. The Company invested approximately $7 million in these new facilities. Data processing expenses were unchanged from last year after eliminating the impact of the restructuring charge.  Advertising
expenses were also unchanged from one year ago.   In September 1995, the FDIC
refunded assessments retroactively to May 1995 and lowered deposit insurance premiums for all well capitalized banks. This was a result of the full funding of reserves required by the FDIC to insure the deposits of the banking industry. This reduced 1995 expenses by $1,124,169, in comparison to 1994. The Company continues to pay the lowest rates available under the FDIC's risk-based premium system. At the present time, Congress is considering proposed legislation to recapitalize the Savings Association Insurance Fund (SAIF). This proposed legislation would assess a one-time premium, currently estimated between $1.2 million and $1.5 million, on all SAIF deposits and would be expensed when and if legislation is passed. The
Company has approximately $225 million of SAIF deposits.   Other operating
expenses rose $2.5 million or 22.6 percent after eliminating the impact of the restructuring charge. A large part of this increase relates to payments made to EDS, a management consulting firm that was hired to reengineer the retail and commercial banking processes and assist in developing a formalized program for enhancing noninterest income. In addition, the Company has contracted with other consultants to perform sales training and develop management reporting systems. In 1995, the Company also recorded approximately $1 million for estimated costs related to branch closings anticipated in 1996.

 Income Taxes The Company's income tax strategies include reducing income taxes by purchasing securities and originating loans that produce tax-exempt income. The goal is to maintain the maximum level of tax-exempt assets in order to benefit the Company on both a tax equivalent yield basis and in income tax savings. The effective rate of income tax expense as a percent of income before income tax and minority interest was 22.5 percent for 1995 compared to 20.2 percent for 1994. In 1994, the Company established out-of-state investment subsidiaries to manage the investment portfolios of each Brenton bank. These subsidiaries provided an opportunity to lower the amount of state franchise taxes paid by the Company. Effective July 1, 1995, the state of Iowa enacted legislation that eliminated the tax benefits derived from these subsidiaries. The Company dissolved these subsidiaries on June 30, 1995.

 Effect of New Accounting Standards Two new Statements of Financial Accounting Standards (SFAS) were issued in 1995, but will not be effective until 1996: SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and SFAS No. 123 "Accounting for Stock-Based Compensation." The adoption of both SFAS 121 and SFAS 123 is not expected to have a material effect on the Company's future financial statements.

Results of Operations - 1994 Compared to 1993 Net income For the year ended December 31, 1994, Brenton recorded net income of $10,107,387, which included an after-tax restructuring charge of $1,658,415 related to the Company's strategic plan. Earnings per common share before the restructuring charge were $1.48 compared to $1.80 for 1993. The restructuring charge totaled $.21 per share, reducing final 1994 earnings per share to $1.27.
The Company's total assets grew 6.8 percent to $1.6 billion at December 31, 1994. The Company's ROA, excluding the one-time charge, was .81 percent in 1994, compared to 1.04 percent in 1993. The ROE, excluding the restructuring charge, was 10.51 percent, compared to 13.82 percent one year earlier. The restructuring charge reduced ROA to .70 percent and reduced ROE to 9.03 percent.

 Net Interest Income Net interest income rose 2.3 percent to $55,450,526 for 1994. This growth was prompted by an increase in average earning assets, primarily from a 16.7 percent increase in average loans in 1994. During 1994, the Company's net interest margin declined 16 basis points from one year earlier and averaged 4.12 percent.

 Loan Quality Nonperforming loans of $5,022,000 at the end of 1994 represented 0.52 percent of loans, up 25.1 percent from one year earlier. Provision expense for loan losses increased $736,321 in 1994. This provision increased the allowance for loan losses to $10,913,043 at

December 31, 1994, representing 217.30 percent of nonperforming loans. Net loans charged off for 1994 represented a low 0.10 percent of average loans.

 Noninterest Income  For 1994, total noninterest income (excluding securities transactions) declined 2.0 percent to $16,932,612 from
$17,268,103 one year prior. Service charges received on deposit accounts declined about $422,000 from 1993. Higher interest rates caused a 56.1 percent decline in secondary market real estate loan fees, which totaled
$938,332 in 1994.   Securities transactions caused an additional decline in
noninterest income. In response to the rising interest rate environment, securities were sold from the investment portfolio at a net loss of $339,624. Offsetting the overall decline in noninterest income was a 22.2 percent growth in insurance commissions, which resulted primarily from the acquisition of an insurance agency in Tama/Toledo, Iowa.

 Noninterest Expense Total noninterest expense rose 12.4 percent in 1994 to $56,656,922 from $50,414,942 one year ago. Included in 1994 expense was a one-time, pre-tax restructuring charge of $2,645,000. Without the restructuring charge, noninterest expense increased 7.1 percent from the prior year. The following comparisons exclude the restructuring charge. Salaries and benefits rose $1,063,409 from 1993 to 1994. The majority of this increase was related to expansion of mortgage services, cash management and investment brokerage, as well as the opening of new branches. The increase in salaries created a proportionate rise in employee benefits expense.
Occupancy and furniture and equipment expenses increased in 1994 by $959,493. This was primarily due to rents associated with new offices for banking, brokerage and real estate brokerage activities, and depreciation expense for remodeled facilities and new technology. Data processing expenses were unchanged from 1993. FDIC deposit insurance rose 5.7 percent in 1994, due to increasing deposit levels. During 1994, Brenton initiated several promotional campaigns offering brokerage services, no-fee checking accounts and home equity loans. These campaigns, along with local community events, added
16.5 percent to advertising and promotion expenses.   Other operating
expenses rose 11.5 percent. This increase was a result of many new activities including costs for new banking offices, acquisition of real estate and insurance agencies, expanded cash management services and the introduction of the Brenton Family of Mutual Funds. Growth and expansion activities in 1994 added an additional $1.75 million of recurring noninterest expense.

 Income Taxes The Company's income tax strategies include reducing income taxes by purchasing assets that produce tax-exempt income. The effective rate of income tax expense as a percent of income before income tax and minority interest was 20.2 percent for 1994 compared to 27.0 percent for 1993.
This decline in effective rate was due to lower overall Company earnings and reduced state franchise taxes. In 1994, the Company established out-of-state investment subsidiaries to provide an opportunity to lower the amount of state franchise taxes paid by the Company.

Graph showing Nonperforming Loans (in thousands) (1991-1995):

                         1991    1992    1993    1994    1995
                         $5,622  4,593   4,013   5,022   5,619

Graph showing Net Noninterest Margin (1991-1995);

                         1991    1992    1993    1994    1995
                         2.26%   2.31    2.31    2.61    2.38

Consolidated Average Balances and Rates
Brenton Banks, Inc. and Subsidiaries

Average Balances
 (In thousands)                      1995           1994           1993         1992          1991
Assets:
Cash and due from banks          $   57,138        46,301         46,025       41,715        35,656
Interest-bearing deposits with
 banks                                1,076           124            762        6,240        18,335
Federal funds sold and
 securities purchased under
 agreements to resell                39,763        37,666         23,725       27,082        35,154
Trading account securities               --           116             --           --            --
Investment securities:
  Available for sale-taxable        244,786       245,913         53,174        6,512            --
  Available for sale-tax-exempt     100,859       132,040             --           --            --
  Held to maturity-taxable           65,959        35,794        299,993      384,301       342,466
  Held to maturity-tax-exempt        50,235        44,584        164,520      139,296       106,658
Loans held for sale                   5,908         2,575          6,165        2,553            --
Loans                               945,724       936,370        802,088      736,646       727,870
Allowance for loan losses           (11,166)      (10,502)        (9,615)      (8,894)       (8,819)
Bank premises and equipment          31,436        24,545         23,045       21,400        18,876
Other                                29,508        25,663         26,543       30,422        32,243

                                 $1,561,226     1,521,189      1,436,425    1,387,273     1,308,439

Liabilities and Stockholders'
 Equity:
Deposits:
  Noninterest-bearing            $  128,770       127,464        119,322      112,054       102,795
  Interest-bearing:
    Demand                          355,819       250,520        217,754      209,642       175,595
    Savings                         231,633       294,715        299,640      260,568       235,894
    Time                            626,497       625,981        622,789      646,261       654,776
Total deposits                    1,342,719     1,298,680      1,259,505    1,228,525     1,169,060
Federal funds purchased and
 securities sold under
 agreements to repurchase            40,237        61,656         42,715       33,240        20,340
Other short-term borrowings           6,536         4,860             33        2,170         5,361
Accrued expenses and other
 liabilities                         14,896        13,254         12,805       13,735        14,739
Long-term borrowings                 37,264        26,500         14,077       14,067        13,619
Total liabilities                 1,441,652     1,404,950      1,329,135    1,291,737     1,223,119
Minority interest                     4,391         4,290          4,150        3,845         3,589
Common stockholders' equity         115,183       111,949        103,140       91,691        81,731

                                 $1,561,226     1,521,189      1,436,425    1,387,273     1,308,439

Summary of Average Interest
 Rates
Average rates earned:
Interest-bearing deposits with
 banks                                 6.20%         6.65           2.88         4.92          7.10
Trading account securities               --          6.36             --           --            --
Federal funds sold and
 securities purchased under
 agreements to resell                  5.69          4.53           2.05         2.41          5.77
Investment securities:
  Available for sale-taxable           5.96          5.30           5.28         6.63            --
  Available for sale-tax exempt
   (tax equivalent basis)              6.71          6.37             --           --            --
  Held to maturity-taxable             6.17          5.20           5.54         6.88          8.50
  Held to maturity-tax-exempt
   (tax equivalent basis)              8.05          7.70           6.97         7.66          8.85
Loans held for sale                    6.71          7.50           8.43         9.33            --
Loans                                  8.69          8.14           8.77         9.65         10.52

Average rates paid:
  Deposits                             4.37%         3.55           3.70         4.70          6.19
Federal funds purchased and
 securities sold under
 agreements to repurchase              4.08          3.38           2.41         2.78          4.74
Other short-term borrowings            5.67          5.42           3.63         5.57          8.70
Long-term borrowings                   7.03          6.86           8.60         9.14          9.57
Average yield on
 interest-earning assets               7.86%         7.31           7.57         8.43          9.62
Average rate paid on
 interest-bearing liabilities          4.45          3.62           3.71         4.70          6.21
Net interest spread                    3.41          3.69           3.86         3.73          3.41
Net interest margin                    3.89          4.12           4.28         4.23          4.04


Selected Financial Data
Brenton Banks, Inc. and Subsidiaries

Year-end Balances
 (In thousands)
                     1995      1994      1993      1992      1991      1990      1989     1988    1987    1986
Total assets     $1,582,779 1,581,327 1,480,596 1,431,140 1,360,942 1,274,301  961,370  921,207 908,933 956,505
Interest-earning
 assets           1,461,218 1,475,473 1,400,709 1,323,252 1,267,402 1,181,172  883,721  845,571 836,029 865,364
Interest-bearing
 liabilities      1,300,508 1,315,378 1,224,951 1,181,013 1,141,008 1,052,597  769,717  733,133 728,597 771,416
Demand deposits     143,220   136,548   127,132   137,212   115,479   125,626  113,349  118,392 116,830 123,883
Long-term
 borrowings          38,178    28,939    20,055    13,284    13,634    12,675   14,701   16,215  17,509  18,759
Preferred stock          --        --        --        --        --        --       --       --   2,000   3,000
Common
 stockholders'
 equity**           119,534   110,430   112,418    97,430    86,712    77,258   63,522   56,401  49,618  44,976

Results of
 operations
 (In thousands)
Interest income  $  111,040   101,223    98,656   106,560   115,561   106,826   85,722   76,745  74,774  84,321
Interest expense     57,708    45,772    44,427    54,773    68,687    64,431   49,102   43,180  43,149  52,920
Net interest
 income              53,332    55,451    54,229    51,787    46,874    42,395   36,620   33,565  31,625  31,401
Provision for
 loan losses          1,865     1,988     1,252     1,411       799       869      760    1,214   2,132  11,605
Net interest
 income after
 provision for
 loan losses         51,467    53,463    52,977    50,376    46,075    41,526   35,860   32,351  29,493  19,796
Noninterest
 income              17,847    16,593    17,863    14,684    12,715    11,554   10,113   10,367   9,064  16,483
Noninterest
 expense             55,051    56,657    50,415    46,591    42,284    37,820   32,781   32,066  32,952  32,558
Income before
 income taxes
 and minority
 interest            14,263    13,399    20,425    18,469    16,506    15,260   13,192   10,652   5,605   3,721
Income taxes          3,205     2,701     5,508     4,884     4,308     4,388    4,016    2,527     408     116
Minority interest       651       591       667       632       539       533      472      422     290      84
Net income           10,407    10,107    14,250    12,953    11,659    10,339    8,704    7,703   4,907   3,521
Preferred stock
 dividend
 requirement             --        --       --         --        --        --       --       81     265     360
Net income
 available to
 common
 stockholders    $   10,407    10,107    14,250    12,953    11,659    10,339    8,704    7,622   4,642   3,161
Average common
 shares
 outstanding*         7,753     7,952     7,919     7,783     7,758     7,745    7,196    7,196   7,196   7,196

Per common and
 common
 equivalent
 share*
Net income       $     1.34      1.27      1.80      1.67      1.50      1.33     1.21     1.06     .65     .44
Cash dividends         .450      .440      .400      .350      .323      .273      .22     .117    .000     000
Common
 stockholders'
 equity**             15.62     14.03     14.27     12.47     11.16      9.97     8.83     7.84    6.89    6.25

Selected
 operating
 ratios
Return on
 average assets
 (including
 minority
 interest)              .71%      .70      1.04       .98       .93       .95     1.00      .90     .57     .38
Return on
 average common
 stockholders'
 equity                9.04      9.03     13.82     14.13     14.27     14.39    14.50    14.34    9.78    7.35
Common dividend
 payout               33.58     34.65     22.22     21.00     21.56     20.50    18.23    11.01     .00     .00
Allowance for
 loan losses
 as a percent
 of loans              1.22      1.12      1.12      1.20      1.14      1.25     1.55     1.60    1.75    2.09
Net charge-offs
 to average
 loans
 outstanding            .18       .10       .05       .13       .15       .12      .08      .18     .75    2.61


*Restated for 3-for-2 stock split effective in 1994 and 2-for-1 stock split effective in 1990.

**Including unrealized gains (losses) on assets available for sale.

Consolidated Statements of Condition
Brenton Banks, Inc. and Subsidiaries

December 31                                             1995           1994
Assets:
Cash and due from banks (note 2)                $   71,159,078     58,387,727
Interest-bearing deposits with banks                   265,072         64,255
Federal funds sold and securities purchased
 under agreements to resell                         37,600,000     59,396,428
Investment securities:
  Available for sale (note 3)                      396,370,443    349,208,773
  Held to maturity (market value of
   $109,131,000 and $92,284,000 at
   December 31, 1995 and 1994, respectively)
   (note 3)                                        108,082,213     94,484,134
Investment securities                              504,452,656    443,692,907
Loans held for sale                                  8,707,309      2,104,492
Loans (note 4)                                     910,193,212    970,214,498
  Allowance for loan losses (note 5)               (11,069,869)   (10,913,043)
Loans, net                                         899,123,343    959,301,455
Bank premises and equipment (notes 6 and 10)        32,849,842     27,103,630
Accrued interest receivable                         14,494,261     13,064,921
Other assets (note 8)                               14,127,759     18,211,034

                                                $1,582,779,320  1,581,326,849

Liabilities and Stockholders' Equity:
Deposits (note 7):
  Noninterest-bearing                           $  143,220,373    136,547,995
  Interest-bearing:
    Demand                                         399,308,392    315,369,233
    Savings                                        215,488,846    255,046,184
    Time                                           603,925,104    633,319,698
Total deposits                                   1,361,942,715  1,340,283,110
Federal funds purchased and securities sold
 under agreements to repurchase                     41,107,411     70,703,736
Other short-term borrowings (note 9)                 2,500,000     12,000,000
Accrued expenses and other liabilities              15,083,453     14,749,917
Long-term borrowings (note 10)                      38,177,803     28,939,413
Total liabilities                                1,458,811,382  1,466,676,176
Minority interest in consolidated subsidiaries       4,434,307      4,220,328
Redeemable preferred stock, $1 par;
 500,000 shares authorized; issuable in series,
 none issued                                                --             --
Common stockholders' equity (notes 12, 13
 and 15):
  Common stock, $5 par; 25,000,000 shares
   authorized; 7,653,252 and 7,871,546 shares
   issued at  December 31, 1995 and 1994,
   respectively                                     38,266,260     39,357,730
  Capital surplus                                    2,020,518      5,210,344
  Retained earnings                                 77,888,451     70,979,317
  Unrealized gains (losses) on assets
   available for sale                                1,358,402     (5,117,046)
Total common stockholders' equity                  119,533,631    110,430,345

                                                $1,582,779,320  1,581,326,849

Commitments and contingencies (notes 16 and 17).

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations
Brenton Banks, Inc. and Subsidiaries

Years Ended December 31                    1995           1994          1993
Interest Income:
Interest and fees on loans (note 4) $ 82,525,850     76,456,964    70,816,746
Interest and dividends on
 investments:
  Available for sale-taxable          14,577,652     13,032,050     3,143,004
  Available for sale-tax-exempt        4,446,824      5,530,626            --
  Held to maturity-taxable             4,069,617      1,862,628    16,293,759
  Held to maturity-tax-exempt          3,090,185      2,619,333     7,894,225
Interest on federal funds sold
 and securities purchased under
 agreements to resell                  2,263,734      1,705,717       485,912
Other interest income                     66,705         15,636        21,934
Total interest income                111,040,567    101,222,954    98,655,580

Interest Expense:
Interest on deposits (note 7)         53,075,352     41,609,766    42,188,138
Interest on federal funds purchased
 and securities sold under
 agreements to repurchase              1,641,516      2,082,077     1,027,324
Interest on other short-term
 borrowings (note 9)                     370,642        263,658         1,200
Interest on long-term borrowings
 (note 10)                             2,620,914      1,816,927     1,210,200
Total interest expense                57,708,424     45,772,428    44,426,862
Net interest income                   53,332,143     55,450,526    54,228,718
Provision for loan losses (note 5)     1,864,801      1,987,909     1,251,588
Net interest income after
 provision for loan losses            51,467,342     53,462,617    52,977,130

Noninterest Income:
Service charges on deposit accounts    5,547,796      5,424,547     5,846,770
Insurance commissions and fees         2,339,817      2,115,085     1,730,387
Other service charges, collection
 and exchange charges, commissions
 and fees                              3,862,474      3,558,900     4,120,732
Investment brokerage commissions       3,044,107      2,879,401     3,010,004
Fiduciary income                       2,425,105      2,160,492     1,912,442
Net gains (losses) from securities
 available for sale (note 3)              (3,003)      (339,624)      595,168
Other operating income                   630,444        794,187       647,768
Total noninterest income              17,846,740     16,592,988    17,863,271

Noninterest Expense:
Salaries and wages                    22,815,220     24,595,274    22,952,044
Employee benefits (note 14)            4,158,580      4,960,665     4,162,486
Occupancy expense of premises,
 net (notes 6 and 16)                  4,912,417      4,702,208     3,988,525
Furniture and equipment expense
 (notes 6 and 16)                      3,747,021      3,060,557     2,622,747
Data processing expense (note 17)      2,379,920      3,083,819     2,526,280
FDIC deposit insurance assessment      1,783,213      2,907,382     2,749,969
Advertising and promotion              1,741,390      1,772,852     1,521,712
Other operating expense               13,513,506     11,574,165     9,891,179
Total noninterest expense             55,051,267     56,656,922    50,414,942
Income before income taxes
 and minority interest                14,262,815     13,398,683    20,425,459
Income taxes (note 8)                  3,204,687      2,700,640     5,507,849
Income before minority interest       11,058,128     10,698,043    14,917,610
Minority interest                        650,774        590,656       667,640
Net income                          $ 10,407,354     10,107,387    14,249,970

Per common and common equivalent
 share (note 12):
Net income                          $       1.34           1.27          1.80
Cash dividends                               .45            .44           .40

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Brenton Banks, Inc. and Subsidiaries

Years Ended December 31                1995          1994          1993
Operating Activities:
Net income                      $  10,407,354    10,107,387    14,249,970
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
  Provision for loan losses         1,864,801     1,987,909     1,251,588
  Depreciation and amortization     4,097,022     3,387,034     3,100,977
  Deferred income taxes               (25,181)   (1,257,325)     (531,013)
  Net (gains) losses from
   securities held for sale             3,003       339,624      (595,168)
  (Increase) decrease in accrued
   interest receivable and
   other assets                    (1,678,132)   (1,477,154)    2,456,544
  Increase in accrued expenses,
   other liabilities and
   minority interest                  322,324     3,192,432       496,782
Net cash provided by operating
 activities                        14,991,191    16,279,907    20,429,680

Investing Activities:
Investment securities available
 for sale:
  Purchases                      (242,871,379) (122,339,026) (166,637,785)
  Maturities                      278,575,538   154,659,319    34,834,992
  Sales                             5,577,835    21,484,178    98,446,394
Investment securities held to
 maturity:
  Purchases                      (121,543,300)  (59,384,073) (132,198,518)
  Maturities                       59,896,255    26,687,613   233,316,414
Net (increase) decrease in
 loans held for sale               (6,602,817)    2,244,930       147,839
Net (increase) decrease in
 loans                             28,502,974   (95,225,841) (122,867,264)
Purchases of bank premises
 and equipment                     (9,372,711)   (6,893,877)   (3,487,797)
Net cash used by investing
 activities                        (7,837,605)  (78,766,777)  (58,445,725)

Financing Activities:
Net increase in noninterest-
 bearing, interest-bearing
 demand and savings deposits       51,054,199    40,210,540    19,464,320
Net increase (decrease)
 in time deposits                 (29,394,594)    5,708,876     4,959,049
Net increase (decrease)
 in federal funds purchased
 and securities sold under
 agreements to repurchase         (29,596,325)   33,039,408     2,782,728
Net increase (decrease) in
 other short-term borrowings       (9,500,000)   12,000,000      (119,784)
Proceeds of long-term
 borrowings                        12,429,000    22,176,030     9,337,000
Repayment of long-term
 borrowings                        (3,190,610)  (13,291,530)   (2,565,942)
Dividends on common stock          (3,498,220)   (3,471,901)   (3,138,307)
Proceeds from issuance
 of common stock under the
 employee stock purchase plan              --            --       361,194
Proceeds from issuance
 of common stock under the
 stock option plan                    187,213       385,767       461,185
Proceeds from issuance
 of common stock under the
 long-term stock compensation
 plan                                 361,602            --            --
Payment for shares acquired
 under common stock repurchase
 plan                              (4,830,111)     (850,950)           --
Payment for fractional shares
 in 3-for-2 stock split                    --        (4,307)           --
Net cash provided (used) by
 financing activities             (15,977,846)   95,901,933    31,541,443
Net increase (decrease) in
 cash and cash equivalents         (8,824,260)   33,415,063    (6,474,602)
Cash and cash equivalents at
 the beginning of the year        117,848,410    84,433,347    90,907,949
Cash and cash equivalents at
 the end of the year            $ 109,024,150   117,848,410    84,433,347

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Common Stockholders' Equity
Brenton Banks, Inc. and Subsidiaries

                                    Common      Capital      Retained       Unrealized
                                     Stock      Surplus      Earnings    Gains (Losses)         Total
Balance, December 31, 1992     $26,039,350    5,002,053    66,405,950          (17,190)    97,430,163
Net income                              --           --    14,249,970               --     14,249,970
Net change in unrealized
 gains (losses)                         --           --            --        3,053,460      3,053,460
Dividends on common stock
 $40 per share*                         --           --    (3,138,307)              --     (3,138,307)
Issuance of shares of common
 stock under the stock option
 plan (note 15)                    161,000      300,185            --               --       461,185
Issuance of shares of common
 stock under the employee stock
 purchase plan (note 15)            65,405      295,789            --               --       361,194

Balance, December 31, 1993      26,265,755    5,598,027    77,517,613        3,036,270   112,417,665
Net income                              --           --    10,107,387               --    10,107,387
Net change in unrealized
 gains (losses)                         --           --            --       (8,153,316)   (8,153,316)
Dividends on common stock
 $.44 per share*                        --           --    (3,471,901)              --    (3,471,901)
3-for-2 stock split in the
 form of a stock dividend
 (note 12)                      13,169,475           --   (13,169,475)              --            --
Fractional shares
 resulting from stock split             --           --        (4,307)              --        (4,307)
Issuance of shares of common
 stock under the stock
 option plan (note 15)             146,500      239,267            --               --       385,767
Shares reacquired under
  stock repurchase
  plan (note 12)                  (224,000)    (626,950)           --               --      (850,950)

Balance, December 31, 1994      39,357,730    5,210,344    70,979,317       (5,117,046)  110,430,345
Net income                              --           --    10,407,354               --    10,407,354
Net change in unrealized
 gains (losses)                         --           --            --        6,475,448     6,475,448
Dividends on common stock
 $.45 per share                         --           --    (3,498,220)              --    (3,498,220)
Issuance of shares of
 common stock under the
 stock option plan
 (note 15)                          98,750       88,463            --               --       187,213
Issuance of shares of
 common stock under the
 stock compensation
 plan (note 15)                    100,445      261,157            --               --       361,602
Shares reacquired under
 stock repurchase plan
 (note 12)                      (1,290,665)  (3,539,446)           --               --    (4,830,111)

Balance, December 31, 1995     $38,266,260    2,020,518    77,888,451        1,358,402   119,533,631

*Reflects the 3-for-2 stock split in the form of a stock dividend in May 1994.

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Brenton Banks, Inc. and Subsidiaries
December 31, 1995, 1994 and 1993

(1) Summary of Significant Accounting Policies and Related Matters

Nature of Operations   Brenton Banks, Inc. and subsidiaries (the Company)
engage in retail, commercial, and agricultural banking and related financial services from 45 locations throughout the state of Iowa. The Company provides the usual products and services of banking such as deposits, commercial loans, agribusiness loans, personal loans, and trust services. The Company also engages in activities that are closely related to banking, including mortgage banking and investment brokerage.

 The accounting and reporting policies of the Company conform with generally accepted accounting principles and general practices within the banking industry. The following describe the more significant accounting policies:

The Principles of Consolidation The consolidated financial statements include the accounts of Brenton Banks, Inc. (the Parent Company) and its subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements. Certain reclassifications were made in the financial statements to agree with the current year presentation.

 The excess cost over underlying net assets of consolidated subsidiaries and other intangible assets are being amortized over 10 to 40 years and are included in other assets in the consolidated statements of condition. Intangible assets totaled $5,282,000 and $5,499,000 at December 31, 1995, and 1994, respectively.

Investment Securities Investment securities are classified based on the Company's intended holding period. Securities which may be sold prior to maturity, to meet liquidity needs, to respond to market changes or to adjust the Company's asset-liability position, are classified as available for sale. Securities which the Company intends to hold to maturity are classified as held to maturity.

 Investment securities available for sale are recorded at fair value.
The aggregate unrealized gains or losses, net of the income tax and minority interest effect, are recorded as a component of common stockholders' equity. Securities held to maturity are recorded at cost, adjusted for amortization of premiums and accretion of discounts. The timing of the amortization and accretion for mortgage-backed securities are adjusted for actual and projected prepayments.

 Net gains or losses on the sales of securities are shown in the statements of operations. Gains or losses are computed using the specific security identification method.

Loans  Loans are carried primarily at the unpaid principal balance.
Interest income on loans is accrued and recorded as income based on contractual interest rates and daily outstanding principal balances, except on discounted loans where unearned income is recorded as income over the life of the loans based on the interest method.

 The accrual of interest income is stopped when the ultimate collection of a loan becomes doubtful. A loan is placed on non-accrual status when it becomes 90 days past due, if it is neither well secured or in the process of collection. Once determined uncollectible, previously accrued interest is charged to the allowance for loan losses.

 Loans held for sale include real estate mortgage loans originated with the intent to sell. These loans are carried at the lower of aggregate cost or fair value.

Allowance for Loan Losses The allowance for loan losses is maintained at a level necessary to support management's evaluation of potential losses in the loan portfolio, after considering various factors including prevailing and anticipated economic conditions. Loan losses or recoveries are charged or credited directly to the allowance account.

Bank Premises and Equipment Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided predominantly by the straight-line method over estimated useful lives of 8 to 40 years for buildings and leasehold improvements, and 3 to 25 years for furniture and equipment.

Other Real Estate Owned Included in other assets is property acquired through foreclosure, acceptance of deed in lieu of foreclosure or other transfers in settlement of outstanding loans and related contract sales of such property until the contract is transferred to earning assets based upon sufficient equity in the asset. Amounts totaled $869,000 and $502,000 at December 31, 1995, and 1994, respectively. Such property is carried at the lower of cost or estimated fair value. Periodic appraisals are obtained to support carrying values. Net expense of ownership and declines in carrying values are charged to operating expenses.

Employee Retirement Plan All employees of the Company are eligible, after meeting certain requirements, for inclusion in the defined contribution retirement plan. The plan is a combination profit sharing and 401(k) plan. Retirement plan costs are expensed as the Company contributes to the plan. The Company does not provide any material post-retirement benefits.

Income Taxes The Company files a consolidated federal income tax return. Federal income taxes are allocated to the Parent Company and each subsidiary on the basis of its taxable income or loss included in the consolidated return.

 When income and expense are recognized in different periods for financial and income tax reporting purposes, deferred taxes are provided for such temporary differences unless limited.

Statements of Cash Flows In the statements of cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits with banks, federal funds sold and securities purchased under agreements to resell and trading account securities.

Income Per Common and Common Equivalent Share Income per common and common equivalent share computations are based on the weighted average number of common and common stock equivalent shares outstanding. In May 1994, the Company declared a 3-for-2 stock split in the form of a stock dividend. The average number of shares, after considering stock plans and the stock split, was 7,752,866 for 1995, 7,951,866 for 1994 and 7,918,560 for 1993.

Fair Value of Financial Instruments Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument for sale at one time. Unless included in assets available for sale, it is the Company's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities.

 Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

 Estimated fair values have been determined by the Company using the best available data, and an estimation method suitable for each category of financial instruments.

Interest Rate Swaps Amounts paid or received, related to outstanding swap contracts that are used in the asset/liability management process, are recognized into earnings, as an adjustment to interest income over the estimated life of the related assets. Gains or losses associated with the termination of interest rate swap agreements for identified positions are deferred and amortized over the remaining lives of the related assets as an adjustment to yield.

Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A significant estimate that is particularly sensitive to change relates to the allowance for loan losses.

Effect of New Financial Accounting Standards Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) 114, "Accounting by Creditors for Impairment of a Loan," and its amendment
SFAS 118 "Income Recognition and Disclosures." Under the Company's credit policies, all nonaccrual and restructured loans are considered to meet the definition of impaired loans under SFAS 114 and 118. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, except where more practical, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. The adoption of SFAS 114 and 118 did not have a material effect on the financial position or results of operations of the Company.

 Effective October 1, 1995, the Company adopted SFAS 122, "Accounting for Mortgage Servicing Rights, an Amendment of FASB Statement No. 65." The adoption of SFAS 122 did not have a material effect on the financial position or results of operations of the Company.

 Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," was issued in March 1995 and requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is not recoverable. Adoption of SFAS 121 is required for fiscal years beginning after December 15, 1995. The adoption of SFAS 121 is not expected to have a material effect on the Company's future financial statements.

 Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," was issued in October 1995 and requires that the impact of the fair value of employee stock-based compensation plans on net income and earnings per share be disclosed on a pro forma basis in a footnote to the consolidated financial statements for awards granted after December 15, 1994, if the accounting for such awards continues to be in accordance with the Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees". Alternatively, SFAS 123 permits that the fair value of employee stock-based compensation plans be recorded as a component of compensation expense in the statement of income as of the date of grant of awards related to such plans. Adoption of SFAS 123 is required for fiscal years beginning after December 15, 1995. The adoption of SFAS 123 is not expected to have a material effect on the Company's future financial statements.

(2) Cash and Due From Banks

The subsidiary banks are required by federal banking regulations to maintain certain cash and due from banks reserves. This reserve requirement amounted to $25,022,000 at December 31, 1995.

(3) Investment Securities

The amortized cost and estimated fair value of investment securities follow. The estimated fair value of investment securities has been determined using available quoted market prices for similar securities.

                                                                  Gross        Gross        Estimated
                                             Amortized       Unrealized   Unrealized             Fair
                                                  Cost            Gains       Losses            Value

December 31, 1995 (In thousands)

Investment securities available for sale:
  Taxable investments:
    U.S. Treasury securities                 $ 27,621              161           (7)           27,775
    Securities of U.S. government agencies     72,705              214          (97)           72,822
    Mortgage-backed and related securities    190,953              927         (852)          191,028
    Other investments                           9,089               --          (18)            9,071
Tax-exempt investments:
  Obligations of states and
   political subdivisions                      94,014            1,893         (233)           95,674
                                             $394,382            3,195       (1,207)          396,370

Investment securities held to maturity:
  Taxable investments:
    Securities of U.S. government agencies   $ 48,595              375          (44)           48,926
    Mortgage-backed and related securities      3,653               32           (2)            3,683
    Other investments                           6,145               25           (4)            6,166
  Tax-exempt investments:
    Obligations of states and political
     subdivisions                              49,689              794         (127)           50,356
                                             $108,082            1,226         (177)          109,131

December 31, 1994
Investment securities available for sale:
  Taxable investments:
    U.S. Treasury securities                 $ 51,198               --         (557)           50,641
    Securities of U.S. government agencies     66,848              100         (911)           66,037
    Mortgage-backed and related securities    108,491              156       (4,526)          104,121
    Other investments                          10,890               --          (78)           10,812
  Tax-exempt investments:
    Obligations of states and political
     subdivisions                             119,986              664       (3,052)          117,598
                                             $357,413              920       (9,124)          349,209

Investment securities held to maturity:
  Taxable investments:
    Securities of U.S. government agencies   $  9,444               --         (127)            9,317
    Mortgage-backed and related securities     35,282                5         (995)           34,292
    Other investments                           3,087               --          (35)            3,052
  Tax-exempt investments:
    Obligations of states and political
     subdivisions                              46,671              130       (1,178)           45,623
                                              $94,484              135       (2,335)           92,284


Gross gains of $19,000 and gross losses of $22,000 were recorded on sales of investment securities held for sale in 1995, gross gains of $68,000 and gross losses of $408,000 were recorded in 1994, and gross gains of $944,000 and gross losses of $349,000 were recorded in 1993.

 Other investments at December 31, 1995, and 1994, consisted primarily of corporate bonds. U.S. government agencies originate or guarantee primarily all of the mortgage-backed and related securities. The amortized cost of obligations of states and political subdivisions included industrial development revenue bonds of $7,269,000 and $9,549,000 at December 31, 1995, and 1994, respectively.

 Under provisions of the Financial Accounting Standards Board Special
Report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," the Company transferred securities with amortized costs of $48,049,000 in December 1995 from held to maturity to available for sale. Unrealized gains related to such securities transferred were $315,000.

The scheduled maturities of investment securities at December 31, 1995 follow. Actual maturities may differ from scheduled maturities because issuers may have the right to call obligations without penalties. The maturities of mortgage-backed securities have been included in the period of anticipated payment considering historical prepayment rates.

                                                                Estimated
                                             Amortized               Fair
(In thousands)                                    Cost              Value
Investment securities available for sale:
  Due in one year or less                     $108,311            108,259
  Due after one year through five years        208,035            208,751
  Due after five years through ten years        36,408             37,063
  Due after ten years                           41,628             42,297
                                              $394,382            396,370
Investment securities held to maturity:
  Due in one year or less                     $ 34,851             34,857
  Due after one year through five years         39,304             39,441
  Due after five years through ten years        25,960             26,441
  Due after ten years                            7,967              8,392
                                              $108,082            109,131

Investment securities carried at $163,418,000 and $153,405,000 at December 31, 1995 and 1994, respectively, were pledged to secure public and other funds on deposit and for other purposes.

(4) Loans

A summary of loans follows:

(In thousands)                    December 31, 1995       1994
Real estate loans:
  Commercial construction
   and land development              $ 38,123           26,549
  Secured by 1-4 family
   residential property               319,430          389,713
  Other                               163,739          143,960
Loans to farmers                       68,543           71,853
Commercial and industrial loans       119,368          115,280
Loans to individuals for personal
 expenditures, net of unearned
 income of $313 and $751
 at December 31, 1995 and
 1994, respectively                   199,489          221,627
All other loans                         1,501            1,232
                                     $910,193          970,214


The Company originates commercial, real estate, agribusiness and personal loans with customers throughout Iowa. The portfolio has unavoidable geographic risk as a result.

 At December 31, 1995, and 1994, the Company had nonaccrual loans of $2,639,000 and $3,784,000, respectively, and restructured loans of $178,000 and $298,000, respectively. The average balance of nonaccrual and restructured loans for the year ended December 31, 1995 was $3,353,000, and the allowance for loan losses related to these impaired loans was $425,000. Interest income recorded during 1995, 1994 and 1993 on nonaccrual and restructured loans was $136,000, $321,000 and $191,000 respectively. Interest income which would have been recorded if these loans had been current in accordance with original terms was $418,000 in 1995, $537,000 in 1994 and $359,000 in 1993.

 Loan customers of the Company include certain executive officers, directors and principal shareholders, and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. The aggregate indebtedness of all executive officers, directors and principal shareholders of Brenton Banks, Inc. and its significant subsidiaries, and indebtedness of related interests and associates of this group (except where the indebtedness of such persons was less than $60,000) included in loans follows:


(In thousands)                         Amount
Balance at December 31, 1994           $5,334
  Additional loans                      2,154
  Loan payments                          (589)
Balance at December 31, 1995           $6,899

(5) Allowance for Loan Losses

A summary of activity in the allowance for loan losses follows:


(In thousands)                     1995        1994        1993
Balance at beginning of year    $10,913       9,818       9,006
Provision                         1,865       1,988       1,252
Recoveries                        1,669       1,549       1,091
Loans charged off                (3,377)     (2,442)     (1,531)
Balance at end of year          $11,070      10,913       9,818


(6) Bank Premises and Equipment

A summary of bank premises and equipment follows:


(In thousands)                         December 31, 1995           1994
Land                                             $ 3,614          3,204
Buildings and leasehold improvements              32,045         24,791
Furniture and equipment                           21,756         18,137
Construction in progress                              33          2,472
                                                  57,448         48,604
Less accumulated depreciation                     24,598         21,500
                                                 $32,850         27,104

Depreciation expense included in operating expenses amounted to $3,626,000, $2,938,000 and $2,621,000 in 1995, 1994 and 1993,respectively.

(7) Deposits

Time deposits included deposits in denominations of $100,000 or more of $64,014,000 and $73,349,000 at December 31, 1995, and 1994, respectively.

A summary of interest expense by deposit classification follows:


(In thousands)                      1995        1994        1993
Demand                           $11,842       5,418       4,552
Savings                            6,638       6,878       7,697
Time deposits of $100,000
  or more                          4,193       3,110       2,091
Other time deposits               30,402      26,204      27,848
                                 $53,075      41,610      42,188

The Company made cash interest payments of $55,229,000, $46,850,000 and $44,141,000 on deposits and borrowings in 1995, 1994 and 1993, respectively.

(8) Income Taxes

The current and deferred income tax provisions included in the consolidated statements of operations follow:


1995 (In thousands)     Current     Deferred     Total
Federal                  $2,728          (76)    2,652
State                       502           51       553
                         $3,230          (25)    3,205
1994
Federal                  $3,037       (1,099)    1,938
State                       921         (158)      763
                         $3,958       (1,257)    2,701
1993
Federal                  $4,855         (523)    4,332
State                     1,184           (8)    1,176
                         $6,039         (531)    5,508


Since the income tax returns are filed after the issuance of the financial statements, amounts reported are subject to revision based on actual amounts used in the income tax returns. The Company made cash income tax payments of $2,500,000, $2,671,000 and $4,514,000 to the IRS, and $737,000, $1,226,000
and $1,301,000 to the state of Iowa in 1995, 1994 and 1993, respectively. Cash income tax payments for a year include estimated payments for current year income taxes and final payments for prior year income taxes. State income tax expense relates to state franchise taxes payable individually by the subsidiary banks.

The reasons for the difference between the amount computed by applying the statutory federal income tax rate of 34 percent in 1995 and 1994 and 35 percent in 1993, and income tax expense follow:


(In thousands)                      1995        1994        1993
At statutory rate                $ 4,849       4,556       7,149
Increase (reduction):
  Tax-exempt interest             (2,566)     (2,768)     (2,766)
  State taxes, net of federal
   benefit                           365         503         764
  Nondeductible interest expense
   to own tax-exempts                431         363         361
  Other, net                         126          47          --
                                 $ 3,205       2,701       5,508


Accumulated deferred income tax debits are included in other assets in the consolidated statements of condition. There was no valuation allowance at December 31, 1995, or 1994. A summary of the temporary differences resulting in deferred income taxes and the related tax effect of each follows:


(In thousands)                   1995         1994
Provision for loan losses      $3,985        3,750
Unrealized (gains) losses on
 assets available for sale       (694)       3,191
Restructuring charge               --          970
Depreciation                     (452)        (541)
Stock compensation plan           372          418
Real estate mortgage loan
 points deferred                 (479)        (357)
Alternative minimum tax credit
 carry-forward                    442           --
Other, net                        272         (125)
                               $3,446        7,306


(9) Other Short-Term Borrowings

The Company had short-term borrowings with the Federal Home Loan Bank of Des Moines (FHLB) totaling $2,500,000 and $12,000,000 at December 31, 1995, and 1994, respectively. The average rate on these borrowings at December 31, 1995, was 4.68 percent. These borrowings were secured by residential mortgage loans equal to 150 percent of the borrowings and FHLB stock.

 The Parent Company has arranged an unsecured, available line of credit of $2,000,000 which was unused at December 31, 1995. It is at the prime interest rate and is subject to annual review and renewal.

(10) Long-Term Borrowings

Long-term borrowings consisted of the following:


(In thousands)                      December 31, 1995        1994
Capital notes, 6.00% to 10.00%
  Total Parent Company                        $12,435      12,644
Borrowings from FHLB, average rate
 of 6.42% at December 31, 1995                 25,650      16,150
Mortgage debt, average rate of
 7.47% at December 31, 1995                        93         100
Other                                              --          45
                                              $38,178      28,939

Mortgage debt was secured by real property with a carrying value of $115,000 at December 31, 1995. Borrowings from the FHLB were secured by residential mortgage loans equal to 150 percent of the borrowings and FHLB stock.

 The mortgage debt and borrowings from the FHLB were direct obligations of the individual subsidiaries.

 Scheduled maturities of long-term borrowings at December 31, 1995, follow:

                       Parent
(In thousands)        Company      Consolidated
1996                  $   910               918
1997                    1,603            17,762
1998                    1,177            10,687
1999                    1,736             1,786
2000                    1,213             1,216
Thereafter              5,796             5,809
                      $12,435            38,178

(11) Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments were as follows:


                                                 December 31, 1995            December 31, 1994
                                             Recorded         Fair        Recorded         Fair
(In thousands)                                 Amount        Value          Amount        Value

Financial assets:
  Cash and due from banks                  $   71,159       71,159         58,388       58,388
  Interest-bearing deposits with banks            265          265             64           64
  Federal funds sold and securities
   purchased under agreements to resell        37,600       37,600         59,396       59,396
  Investment securities                       504,452      505,501        443,693      441,493
  Loans held for sale                           8,707        8,707          2,104        2,104
  Loans, net                                  899,123      910,338        959,301      950,861
Financial liabilities:
  Deposits                                 $1,361,943    1,367,680      1,340,283    1,341,969
  Federal funds purchased, securities
   sold under agreements to repurchase
   and other short-term borrowings             43,607       43,607         82,704       82,704
  Long-term borrowings                         38,178       40,610         28,939       28,061
Off-balance-sheet assets (liabilities):
  Commitments to extend credit             $       --           --             --           --
  Letters of credit                                --          (63)            --          (42)
  Interest rate swaps                              --         (224)            --           51


The recorded amount of cash and due from banks and interest-bearing deposits with banks approximates fair value.

 The recorded amount of federal funds sold and securities purchased under agreements to resell approximates fair value as a result of the short-term nature of the instruments.

 The estimated fair value of investment securities has been determined using available quoted market prices for similar securities.

 The estimated fair value of loans is net of an adjustment for credit risk. For loans with floating interest rates, it is presumed that estimated fair values generally approximate the recorded book balances. Real estate loans secured by 1-4 family residential property were valued using trading prices for similar pools of mortgage-backed securities. Other fixed-rate loans were valued using a present-value discounted cash flow with a discount rate approximating the market for similar assets.

 Deposit liabilities with no stated maturities have an estimated fair value equal to the recorded balance. Deposits with stated maturities have been valued using a present-value discounted cash flow with a discount rate approximating the current market for similar deposits. The fair-value estimate does not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. The Company believes the value of these depositor relationships to be significant.

 The recorded amount of the federal funds purchased, securities sold under agreements to repurchase and short-term borrowings approximates fair value as a result of the short-term nature of these instruments.

 The estimated fair value of long-term borrowings was determined using a present-value discounted cash flow with a discount rate approximating the current market for similar borrowings.

 The fair value of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements.

 The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date.

(12) Common Stock Transactions

In May 1994, the Company declared a 3-for-2 stock split in the form of a 100 percent stock dividend. This transaction resulted in the issuance of 2,633,895 shares of common stock and the transfer of $13,169,475 from retained earnings to common stock. Net income and cash dividends per share information in the financial statements have been retroactively restated to reflect this transaction.

 As part of the Company's ongoing stock repurchase plan, in 1995 the Board of Directors authorized additional stock repurchases of $5,000,000 of the Company's common stock. For the years end December 31, 1995, and 1994, the Company repurchased 258,133 and 44,800 shares, respectively, at a total cost of $4,830,111 and $850,950.

(13) Dividend Restrictions

The Parent Company derives a substantial portion of its cash flow, including that available for dividend payments to stockholders, from the subsidiary banks in the form of dividends received. State and savings banks are subject to certain statutory and regulatory restrictions that affect dividend payments.

 Based on minimum regulatory capital guidelines as published by those regulators, the maximum dividends which could be paid by the subsidiary banks to the Parent Company at December 31, 1995, were approximately $15 million.

(14) Employee Retirement Plan

The Company provides a defined contribution retirement plan for the benefit of employees. The plan is a combination profit sharing and 401(k) plan. All employees 21 years of age or older and employed by the Company for at least one year are eligible for the plan. The Company contributes 4 1\2 percent of eligible compensation of all participants to the profit sharing portion of the plan, and matches employee contributions to the 401(k) portion of the plan up to a maximum of 3 percent of each employee's eligible compensation. Retirement plan costs charged to operating expenses in 1995, 1994 and 1993 amounted to $1,263,000, $1,367,000 and $1,211,000, respectively. The Company offers no material post-retirement benefits.

(15) Stock Plans

A total of 349,551 shares were granted over the past four years to key management personnel under the Company's long-term stock compensation plan. Under provisions of the plan, no grants will be made after 1995. Each grant of shares covers a three-year performance period, 35 percent of which vests upon completion of employment for the performance period and 65 percent of which vests based on a tiered achievement scale tied to financial performance goals established by the Board of Directors. The total stock compensation expense associated with this plan was $425,000, $(102,000) and $683,000 for 1995, 1994 and 1993, respectively and changes in the outstanding grant shares during 1995 were as follows (restated for the May 1994, 3-for-2 stock split in the form of a stock dividend):


Performance          1992 to     1993 to     1994 to     1995 to
Period                  1994        1995        1996        1997
December 31, 1992     91,493          --          --          --
Granted - 1993            --      78,644          --          --
December 31, 1993     91,493      78,644          --          --
Granted - 1994            --          --      90,293          --
Forfeited - 1994          --      (1,989)         --          --
December 31, 1994     91,493      76,655      90,293          --
Granted - 1995            --          --          --      89,121
Forfeited - 1995          --      (8,378)    (13,385)     (6,625)
Expired - 1995       (59,471)         --          --          --
Vested - 1995        (32,022)         --          --          --
Outstanding grant
 shares at
 December 31, 1995        --      68,277      76,908      82,496


For the performance period 1993 to 1995, 23,897 shares vested and 44,380 shares expired on January 1, 1996.

 The Company's nonqualified stock option plan permits the Board of Directors to grant options to purchase up to 300,000 shares of the Company's $5 par value common stock. The options may be granted to officers of the Company. The price at which options may be exercised cannot be less than the fair market value of the shares at the date the options are granted. The options are subject to certain vesting requirements and maximum exercise periods, as established by the Board of Directors.

 Changes in options outstanding and exercisable during 1995, 1994 and 1993 were as follows (restated for the May 1994, 3-for-2 stock split in the form of a stock dividend):


                     Exercisable        Outstanding        Option Price
                         Options            Options           Per Share
December 31, 1992        208,200            232,800          $4.42-9.46
Vested - 1993             10,200                 --           6.42-9.46
Exercised - 1993         (48,300)           (48,300)               4.42
December 31, 1993        170,100            184,500           4.42-9.46
Granted - 1994                --              8,400               19.65
Vested - 1994              7,200                 --           8.79-9.46
Exercised - 1994         (36,850)           (36,850)          4.42-8.79
December 31, 1994        140,450            156,050          4.42-19.65
Vested - 1995              3,000                 --           8.79-9.46
Exercised - 1995         (19,750)           (19,750)               4.42
Forfeited - 1995              --            (12,600)         8.79-19.65
December 31, 1995
(12,600 shares
 available for grant)    123,700            123,700          $4.42-9.46


The Company's Employee Stock Purchase Plan allows employees to purchase the Company's common stock at 85 percent of the current market price on four defined purchase dates during the year. During 1995, 21,032 shares of common stock were purchased by employees under this plan.

(16) Lease Commitments

Rental expense included in the consolidated statements of operations amounted to $1,937,000, $1,799,000 and $1,373,000 in 1995, 1994 and 1993,
respectively. Future minimum rental commitments for all noncancelable leases with terms of one year or more total approximately $1,200,000 per year through 2000, $500,000 per year through 2005, $200,000 per year through 2010, and $40,000 per year through 2015, with a total commitment of $9,700,000.

(17) Commitments and Contingencies

In the normal course of business, the Company is party to financial instruments necessary to meet the financing needs of customers, which are not reflected on the consolidated statements of condition. These financial instruments include commitments to extend credit, standby letters of credit and interest rate swaps. The Company's risk exposure in the event of nonperformance by the other parties to these financial instruments is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments as it does in making loans.

 Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates and may require payment of a fee. Based upon management's credit assessment of the customer, collateral may be obtained. The type and amount of collateral varies, but may include real estate under construction, property, equipment and other business assets. In many cases, commitments expire without being drawn upon, so the total amount of commitments does not necessarily represent future liquidity requirements. At December 31, 1995, the Company had outstanding commitments to extend credit of $166 million.

 Standby letters of credit are conditional commitments issued by the Company guaranteeing the financial performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans. At December 31, 1995, there were $20,513,000 of standby letters of credit outstanding. The Company does not anticipate losses as a result of issuing commitments to extend credit or standby letters of credit.

 The Company has entered into two interest rate swap agreements with a notional value of $10,960,000 at December 31, 1995, involving the exchange of a fixed for a floating rate interest payment stream. The interest rate swap agreements subject the Company to market risk associated with changes in interest rates, as well as the risk of default by the counterparty to the agreement. The credit worthiness of the counterparties was evaluated by the Company's loan committee prior to entering into the agreements. The agreements run through 1998.

 Brenton Savings Bank, FSB converted from a mutual savings and loan association to a federal stock savings bank in 1990, at which time a $4 million liquidation account was established. Each eligible savings account holder, who had maintained a deposit account since the conversion, would be entitled to a distribution if the savings bank were completely liquidated. This distribution to savers would have priority over distribution to the Parent Company. The Company does not anticipate such a liquidation.

 During 1995, the Company amended the data processing agreement with ALLTEL Financial Information Services, Inc. (ALLTEL), formerly Systematics,
Inc., whereby ALLTEL manages and operates the Company's data processing facility. The contract involves fixed payments of $2,250,000 in 1996 and $2,400,000 in 1997 through 2001 and $1,200,000 in 2002. These fixed payments will be adjusted for inflation and volume fluctuations.

 Congress is considering proposed legislation to recapitalize the Savings Association Insurance Fund (SAIF). This proposed legislation would assess a one-time premium on all SAIF deposits and would be expensed when and if legislation is passed. The Company has approximately $225 million of SAIF deposits.

 The Company is involved with various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial statements.

(18) Restructuring Charge

During the fourth quarter of 1994, the Company finalized plans for a strategic restructuring program. This plan resulted in a special charge of $2.6 million ($1.7 million after tax or $.21 per share), in 1994. A summary of the estimated costs expensed in 1994 and the actual costs incurred in 1995 follows:

                           1994 Estimated      1995 Actual
                                    Costs            Costs
Salaries and wages             $1,089,000       $  565,263
Employee benefits                 289,000           83,409
Occupancy expense                 192,000               --
Data processing expense           527,500          389,432
Abandonment losses                267,000          164,945
Legal, regulatory and other       280,500          409,085
                               $2,645,000       $1,612,134


The difference between the estimated costs recorded in 1994 and the actual costs incurred was credited or charged to the above expense categories in the fourth quarter of 1995.

(19) Brenton Banks, Inc. (Parent Company) Condensed Financial Information Statements of Condition

December 31 (In thousands)               1995           1994
Assets
  Cash and deposits                  $    128             34
  Short-term investments                7,500          8,500
  Advances to bank subsidiaries           165            720
  Investments in:
    Bank subsidiaries                 119,325        109,012
    Bank-related subsidiaries              43            332
    Excess cost over net assets         1,900          1,974
Premises and equipment                  1,375          1,020
Other assets                            3,138          3,235
                                     $133,574        124,827

Liabilities and Stockholders'
 Equity
  Accrued expenses payable
   and other liabilities             $  1,605          1,753
  Long-term borrowings                 12,435         12,644
  Common stockholders' equity         119,534        110,430
                                     $133,574        124,827

Statements of Operations

Years Ended December 31
 (In thousands)                          1995           1994           1993
Income
  Dividends from subsidiaries         $ 8,997         11,691          8,150
  Interest income                         442            317             84
  Management fees                       1,634          1,222          1,580
  Other operating income                2,644          2,128          1,881
                                       13,717         15,358         11,695
Expense
  Salaries and benefits                 4,021          3,466          3,976
  Interest on long-term borrowings      1,046          1,044          1,108
  Other operating expense               2,006          2,263          1,998
                                        7,073          6,773          7,082
Income before income taxes and
 equity in undistributed earnings
 of subsidiaries                        6,644          8,585          4,613
Income taxes                             (759)        (1,083)        (1,175)
Income before equity in undistributed
 earnings of subsidiaries               7,403          9,668          5,788
Equity in undistributed earnings of
  subsidiaries                          3,004             439         8,462
Net income                            $10,407          10,107        14,250


(19) Brenton Banks, Inc. (Parent Company) Condensed Financial Information

Statements of Cash Flows


Years Ended December 31
 (In thousands)                          1995           1994           1993
Operating Activities
Net income                            $10,407         10,107         14,250
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
  Equity in undistributed earnings
   of subsidiaries                     (3,004)          (439)        (8,462)
  Depreciation and amortization           230            230            188
  (Increase) decrease in other assets      49           (370)        (1,154)
  Increase (decrease) in accrued
   expenses payable and other
   liabilities                           (148)          (373)           641
Net cash provided by operating
 activities                             7,534          9,155          5,463
Investing Activities
(Increase) decrease in short-term
 investments                            1,000         (5,000)        (3,500)
Redemption (purchase) of subsidiary
 equity, net                              156           (200)           886
Advances to subsidiaries                  (97)          (270)          (400)
Purchase of premises and equipment,
 net                                     (512)          (648)          (119)
Net cash provided (used) by
 investing activities                     547         (6,118)        (3,133)
Financing Activities
Net proceeds (repayment) of
 long-term borrowings                    (209)           622            (74)
Proceeds from issuance of common
 stock under the long-term
 stock compensation plan                  362             --             --
Proceeds from issuance of common
 stock under the stock option plan        188            386            822
Payment for shares acquired under
 common stock repurchase plan          (4,830)          (851)            --
Payment for fractional shares
 in 3-for-2 stock split                    --             (4)            --
Dividends on common stock              (3,498)        (3,472)        (3,138)
Net cash provided (used) by
 financing activities                  (7,987)        (3,319)        (2,390)
Net increase (decrease) in cash
 and interest-bearing deposits             94           (282)           (60)
Cash and interest-bearing deposits
 at the beginning of the year              34            316            376
Cash and interest-bearing deposits
 at the end of the year               $   128             34            316


(20) Unaudited Quarterly Financial Information

The following is a summary of unaudited quarterly financial information. (In thousands, except per common and common equivalent share data)


                                                  1995
Three months ended         March 31      June 30      Sept. 30       Dec. 31*
Interest income             $26,611       27,852        28,442        28,135
Interest expense             13,597       14,807        14,670        14,634
Net interest income          13,014       13,045        13,772        13,501
Provision for loan losses       460          459           486           460
Net interest income after
 provision for loan losses   12,554       12,586        13,286        13,041
Noninterest income            4,271        4,499         4,379         4,697
Noninterest expense          13,681       13,736        13,402        14,232
Income before income taxes
 and minority interest        3,144        3,349         4,263         3,506
Income taxes                    573          661         1,143           828
Minority interest               121          124           122           283
Net income                  $ 2,450        2,564         2,998         2,395
Per common and common
 equivalent share:
Net income                  $   .31          .33           .39           .31



                                                  1994
Three months ended         March 31      June 30      Sept. 30       Dec. 31*
Interest income             $23,857       24,867        25,682        26,817
Interest expense             10,427       10,815        11,610        12,920
Net interest income          13,430       14,052        14,072        13,897
Provision for loan losses       404          426           440           718
Net interest income after
 provision for loan losses   13,026       13,626        13,632        13,179
Noninterest income            4,406        4,185         3,958         4,043
Noninterest expense          13,515       13,502        13,677        15,963
Income before income taxes
 and minority interest        3,917        4,309         3,913         1,259
Income taxes                    888        1,055           958          (201)
Minority interest               136          147           146           162
Net income                  $ 2,893        3,107         2,809         1,298
Per common and common
 equivalent share:
Net income                  $   .37          .39           .35           .16

*See footnote 18 regarding the restructure charge.


Management's Report

The management of Brenton Banks, Inc. is responsible for the content of the consolidated financial statements and other information included in this annual report. Management believes that the consolidated financial statements have been prepared in conformity with generally accepted accounting principles appropriate to reflect, in all material respects, the substance of events and transactions that should be included. In preparing the consolidated financial statements, management has made judgments and estimates of the expected effects of events and transactions that are accounted for or disclosed.

 Management of the Company believes in the importance of maintaining a strong internal accounting control system, which is designed to provide reasonable assurance that assets are safeguarded and transactions are appropriately authorized. The Company maintains a staff of qualified internal auditors who perform periodic reviews of the internal accounting control system. Management believes that the internal accounting control system provides reasonable assurance that errors or irregularities that could be material to the consolidated financial statements are prevented or detected and corrected on a timely basis.

 The Board of Directors has established an Audit Committee to assist in assuring the maintenance of a strong internal accounting control system.
The Audit Committee meets periodically with management, the internal auditors and the independent auditors to discuss the internal accounting control system and the related internal and external audit efforts. The internal auditors and the independent auditors have free access to the Audit Committee without management present. There were no matters considered to be reportable conditions under Statement of Auditing Standards No. 60 by the independent auditors.

 The consolidated financial statements of Brenton Banks, Inc. and subsidiaries are examined by independent auditors. Their role is to render an opinion on the fairness of the consolidated financial statements based upon audit procedures they consider necessary in the circumstances.

Brenton Banks, Inc.


/s/
Robert L. DeMeulenaere
President


/s/
Steven T. Schuler
Chief Financial Officer/Treasurer/Secretary

Independent Auditor's Report

The Board of Directors and Shareholders of Brenton Banks, Inc.:

We have audited the accompanying consolidated statements of condition of Brenton Banks, Inc. and subsidiaries as of December 31, 1995, and 1994, and the related consolidated statements of operations, changes in common stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brenton Banks, Inc. and subsidiaries at December 31, 1995, and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/
KPMG Peat Marwick LLP
Des Moines, Iowa
February 9, 1996

Stock Information

Brenton Banks, Inc. common stock is traded on the NASDAQ National Market and quotations are furnished by the NASDAQ System. There were 1,605 common stockholders of record on December 31, 1995.

Market and Dividend Information
1995               High          Low     Dividends
1st quarter         $18 3\4       17 3\4       .11
2nd quarter          19           17 3\4       .11
3rd quarter          20 1\2       17 7\8       .11
4th quarter          22 3\4       19 1\4       .12

1994               High          Low     Dividends
1st quarter         $18 3\8       17 1\2       .11
2nd quarter          20           17 5\8       .11
3rd quarter          20 1\2       19           .11
4th quarter          19 1\2       17 1\2       .11

The above table sets forth the high and low sales prices and cash dividends per share for the Company's common stock, after the effect of the May 1994, 3-for-2 stock split in the form of a stock dividend.

The market quotations, reported by NASDAQ, represent prices between dealers and do not include retail markup, markdown or commissions.

NASDAQ Symbol: BRBK
Wall Street Journal and
Other Newspapers: BrentB

Market Makers
The Chicago Corporation
Herzog, Heine, Geduld, Inc.
Howe, Barnes Investments, Inc.
Keefe, Bruyette & Woods, Inc.
Principal Financial Securities
S.J. Wolfe & Co.
Stifel, Nicolaus & Co., Inc.

Form 10-K
Copies of Brenton Banks, Inc. Annual Report to the Securities and Exchange Commission Form 10-K will be mailed when available without charge to shareholders upon written request to Steven T. Schuler, Chief Financial Officer/Treasurer/Secretary, at the corporate headquarters.

Stockholder Information

Corporate Headquarters
Suite 300, Capital Square
400 Locust Street
Des Moines, Iowa 50309
Telephone 515/237-5100

Annual Shareholders' Meeting
May 8, 1996, 5:00 p.m.
Des Moines Convention Center
501 Grand Avenue
Des Moines, Iowa 50309

Transfer Agent/Registrar/
Dividend Disbursing Agent
Harris Trust and Savings Bank
311 West Monroe Street
Chicago, Illinois 60690

Legal Counsel
Brown, Winick, Graves, Gross,
  Baskerville, Schoenebaum
  and Walker, P.L.C.
Suite 1100, Two Ruan Center
601 Locust Street
Des Moines, Iowa 50309

Independent Auditors
KPMG Peat Marwick LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, Iowa 50309

Design: Designgroup, Inc.
Photography: Scott Sinklier

Corporate Structure

BRENTON BANKS, INC.
BOARD OF DIRECTORS

C. Robert Brenton
Chairman of the Board
Brenton Banks, Inc.

William H. Brenton
Past Chairman (21 Years)
Past Chairman, Executive
Committee (5 Years)
Past President (5 Years)
Brenton Banks, Inc.

J.C. Brenton
Past President
Brenton Banks, Inc.

Gary M. Christensen
President & CEO
Pella Corporation

Robert L. DeMeulenaere
President
Brenton Banks, Inc.

R. Dean Duben
Vice Chairman of the Board
Brenton Bank, Davenport

Hubert G. Ferguson
Financial Services Consultant,
New Brighton, Minnesota

BRENTON BANKS, INC.
EXECUTIVE OFFICERS

C. Robert Brenton
Chairman of the Board

Robert L. DeMeulenaere
President

Steven T. Schuler
Chief Financial Officer/Treasurer/Secretary

BRENTON BANK
SENIOR OFFICERS AND
LINE OF BUSINESS MANAGERS

C. Robert Brenton
Chairman of the Board

Robert L. DeMeulenaere
President

Larry A. Mindrup
Chief Banking Officer
President, Des Moines

Woodward G. Brenton
Chief Commercial Banking Officer
President, Davenport

Charles N. Funk
Chief Investment/ALCO Officer

Ronald D. Larson
Regional President Eastern Iowa Division
President, Cedar Rapids

Marc J. Meyer
Regional President Agricultural Division
President, Perry

Phillip L. Risley
Chief Administrative Officer
Cashier

Steven T. Schuler
Chief Financial Officer/Treasurer/Secretary

Norman D. Schuneman
Chief Credit Officer

John H. Anderson
Chief Operating Officer, Davenport

Michael A. Cruzen
President, Knoxville

Thomas J. Friedman
President, Ankeny

Kevin Z. Geis
President, Brenton Savings Bank, FSB
Ames

Robert L. German
President, Dallas Center

John M. Hand
President, Emmetsburg

Michael D. Hunter
President, Jefferson

V. Blaine Lenz
President, Eagle Grove

James L. Lowrance
President, Marshalltown

Clay A. Miller
President, Clarion

Daryl K. Petty
President, Adel

Clark H. Raney
President, Indianola

Roger D. Winterhof
President, Grinnell

John R. Amatangelo
President, Operations and
Technology Division

Kenneth R. Brenton
President, Brenton Mortgages

Gary D. Ernst
President, Trust Division

Marsha A. Findlay
Senior Vice President, Des Moines
Senior Retail Banking Officer

Douglas F. Lenehan
President, Diversified Commercial Services Division

Loras J. Neuroth
President, Brenton Insurance

Elizabeth M. Piper/Bach
President, Brokerage

Catherine Reed
Senior Marketing Officer

Board Of Directors - One Bank

Pictures (three pictures showing Bank Directors):

Robert L. DeMeulenaere, President
  Brenton Banks, Inc., Des Moines
John Kibbie, Farmer and State Senator
  Emmetsburg
James L. Daubendiek, President
  Jefferson Telephone Co., Jefferson
Ron Swanson, Farmer
  Clarion
Dr. Beverly Nelson, Executive Vice President
  Valley Community College and State
  Representative, Marshalltown


Richard J. Oggero, Chairman
  Weitz Co., Inc., Des Moines
Paul Buchanan, Co-owner
  Weise Corp., Perry
James E. Van Werden, Attorney
  Adel
Gayle Nelson Vogel, Attorney
  Knoxville
C. Robert Brenton, Chairman
  Brenton Banks, Inc., Des Moines


William H. Brenton, Director
  Brenton Banks, Inc., Des Moines
Arlen Schrum, CPA
  Schull & Co., Indianola
Bruce G. Kelly, Chief Executive Officer
  Employers Mutual Co., Des Moines
Douglas Pyle, CPA Partner
  D. D. Pyle Co., Ames
Not Pictured:
James Altorfer, President
  Altorfer Machinery, Cedar Rapids
Charles A. Ruhl, Jr., Executive Vice President
  Ruhl & Ruhl Realtors, Davenport

Front of the back cover - blue background with picture depicting State of Iowa and the locations of bank offices within Iowa.

Brenton Bank Locations - Iowa

Adel                                    Dexter
Albion                                  Eagle Grove
Ames, 424 Main Street                   Emmetsburg
Ames, North Grand Mall                  Granger
Ankeny                                  Grinnell
Ayrshire                                Indianola
Cedar Rapids, 150 First Avenue, NE      Iowa City
Cedar Rapids, 31010 Williams Blvd., SW  Jefferson
Cedar Rapids, 1800 51st Street, NE      Johnston
Cedar Rapids, 2300 Edgewood Road, SW    Knoxville
Clarion                                 Mallard
Clive, 10101 University                 Marion
Clive, 13631 University                 Marshalltown, 102 South Center
Dallas Center                           Marshalltown, 1724 South Center
Davenport, 1606 Brady                   Perry
Davenport, Village Shopping Center      Redfield
Davenport, West Third and Division      Rowan
Davenport, 53rd and Utica Ridge         Story City
Des Moines, 400 Locust Street           Urbandale
Des Moines, 29th & Ingersoll            Van Meter
Des Moines, 2805 Beaver                 Waukee
Des Moines, S.W. 9th and McKinley       Woodward
Des Moines, 4303 Fleur

Back cover - black background with the words:

Brenton Banks, Inc.
Suite 300, Capital Square
400 Locust Street
Des Moines, Iowwa 50309
Telephone 515/237-5100

Appendix to Annual Report
Referencing Graphic and Image Material

All graphic and image material has been described in text of the annual report. Set forth below is a listing of such material.

1.  Cover - first unnumbered page of the Annual Report.

2. Bar graphs, second page of the Annual Report, showing Net Income Per Common Share from 1991-1995; Dividends Per Common Share from 1991-1995; and Total Assets (in millions) from 1991-1995.

3.  Photograph on page 3 of the Annual Report.

4.  Photograph on page 4 of the Annual Report.

5.  Text, centered on page, on page 5 of the Annual Report.

6.  Photograph on page 7 of the Annual Report.

7.  Text, centered on page, on page 8 of the Annual Report.

8.  Text, centered on page, on page 9 of the Annual Report.

9.  Text, centered on page, on page 10 of the Annual Report.

10. Photograph on page 11 of the Annual Report.

11. Bar graph showing Primary Capital Ratio and Tier 1 Leverage Capital Ratio expressed as percentages from 1991-1995, on page 12 of the Annual Report, and Net Interest Margin for 1991-1995.

12. Bar graph showing the Return on Average Assets and Return on Average Equity from 1991-1995, both expressed in terms of a percentage, on page 14 of the Annual Report.

13. Bar graph showing the Nonperforming Loans (in thousands) and Net Noninterest Margin from 1991-1995, on page 17 of the Annual Report.

14. Three photographs on page 38 of the Annual Report.

15. Map on page 39 of the Annual Report.